October 2, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Xiom Corp.
File No.:  333-148882

Dear Sirs:

Please take this correspondence as the formal request of Xiom Corp., to withdraw the previously filed Registration Statement on Form S-1/A and the amendments filed thereto. The Registration Statement was filed initially on January 28, 2008, and amended on July 22, 2008. The request is being made as the Company has determined that the offering should not proceed at this time. Please be advised that no securities were sold as a result of this filing.

Please feel free to contact Counsel for the Company, Michael S. Krome, Esq. at (631) 737-8381, if you have any further questions.

Thank you very much.

Very truly yours,

By:	/s/ Andrew B. Mazzone
Andrew B. Mazzone,
President

78 Lamar Street, West Babylon, New York 11704
Tel: 631-643-4400 Fax: 631-643-4111
Email:  info@xiom-corp.com Web: www.xiom-corp.com